SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Individual and Consolidated
Financial Statements for the
Years Ended December, 31 2006
and 2005 and Auditors’
Inpendent Report

Unibanco Holdings S.A.

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have audited the accompanying balance sheets of Unibanco Holdings S.A. and the consolidated balance sheets of Unibanco Holdings S.A. (Unibanco Holdings Consolidated) as of December 31, 2006 and 2005 and the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of Unibanco Holding’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco Holdings and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco Holdings as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco Holdings S.A. and Unibanco Holdings Consolidated at December 31, 2006 and 2005 and the results of operations, the changes in stockholders’ equity and the changes in financial position, as well as the consolidated results of operations and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4
Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 23, for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 13, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 2006

Dear Stockholders,

The Administrative Council and the Board of Directors, Unibanco Holdings S.A., submit for your appreciation their Management Report and Consolidated Financial Statements, as well as the Report of Independent Accountants, for the year ended December 31, 2006.

Since of Unibanco Holdings S.A. equity is substantially invested in Unibanco – União de Bancos Brasileiros S.A., its operating performance and income reflect such investment. Information about Unibanco – União de Bancos Brasileiros S.A. performance for the year ended December 2006 is described in its Management Reporter and Financial Statements.

Earnings and stockholders’ equity

Net income of Unibanco Holdings S.A. for the year ended December 2006 reached R$951 million (R$1,218 million before accelerated amortization of goodwill). Net income per share was R$0.58 (R$0.75 before accelerated amortization of goodwill), considering the outstanding shares for the year ended December 2006. The annualized return on average stockholders was 16.87% (21.10% before accelerated amortization of goodwill). The stockholders’ equity reached R$5.818 million and the book value per share was R$3.57.

As announced by the Company on October 26, 2006, the distribution of total amount of interest on the capital stock/dividends, was not affected by the effect of the acceleration of the amortization of goodwill, mentioned.

Dividends

For the year ended December 31, 2006, the Unibanco Holdings S.A. proposed the payment of interest on own capital for the shareholders, in the amount of R$459,905 (R$390,918 net of applicable tax), representing to R$ 0.2996 (R$0.2546 net of applicable tax), per outstanding share for the year ended December 2006.

Independent Auditing

In order to safeguard the independence of its external auditors, the management of Unibanco Holdings and Unibanco embrace the policy of limiting their services other than independent auditing. We inform that for the year ended December 31, 2006, Unibanco paid professional services other than independent auditing from PricewaterhouseCoopers in the amount of R$812 thousand, or approximately 7% of total fees paid during the period for PricewaterhouseCoopers Auditores Independentes.

The policy adopted by Unibanco Holdings and Unibanco meet the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors had been submitted for the examination by the Audit Committee that approved them, considering that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

Final considerations

The results reached during the year ended 2006 were attained mainly thanks to our shareholders’ confidence in management, and we accordingly extend our sincere gratitude to them.

São Paulo, February 2007.

The Board of Directors
The Administrative Council

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

ASSETS	2006	2005	2006	2005
CURRENT ASSETS	227,902	207,309	73,624,638	65,535,805
Cash and due from banks	3	18	1,349,160	1,153,730
Interbank investments (Note 4)	-	-	19,192,247	14,082,232
Marketable securities and derivative financial
instruments (Note 5)	-	9,932	12,283,077	13,728,560
Interbank accounts	-	-	5,243,940	5,187,536
Interdepartmental accounts	-	-	42,819	82,181
Lending operations (Note 6(a))	-	-	25,403,433	22,698,526
Allowance for losses on lending (Note 6(d))	-	-	(1,967,342)	(1,522,296)
Leasing operations (Note 6(a))	-	-	910,564	488,702
Allowance for losses on leasing (Note 6(d))	-	-	(16,612)	(12,506)
Other credits (Note 7)	227,899	197,359	10,323,415	9,277,779
Allowance for losses on other credits (Note 6(d))	-	-	(72,702)	(90,617)
Other assets (Note 8)	-	-	932,639	461,978

LONG-TERM ASSETS	183,059	109,915	27,726,793	23,504,352
Interbank investments (Note 4)	51,670	-	1,069,495	599,442
Marketable securities and derivative financial
instruments (Note 5)	86,391	77,199	7,821,979	6,832,967
Interbank accounts	-	-	52,869	49,514
Lending operations (Note 6(a))	-	-	13,020,503	10,933,658
Allowance for losses on lending (Note 6(d))	-	-	(580,221)	(421,081)
Leasing operations (Note 6(a))	-	-	1,040,840	358,426
Allowance for losses on leasing (Note 6(d))	-	-	(18,948)	(8,411)
Other credits (Note 7)	44,998	32,716	4,904,605	4,888,577
Allowance for losses on other credits (Note 6(d))	-	-	(10,614)	(5,703)
Other assets (Note 8)	-	-	426,285	276,963

PERMANENT ASSETS	5,766,834	5,421,034	2,497,306	2,859,981
Investments	5,766,834	5,421,034	912,067	1,179,882
Associated companies (Note 9(a) and (b))	5,766,834	5,421,034	224,986	226,573
- Local	5,766,834	5,421,034	224,986	226,573
Goodwill on acquisitions of subsidiary companies (Note 9(c))	-	-	547,830	813,077
Other investments	-	-	205,574	206,439
Allowance for losses	-	-	(66,323)	(66,207)
Fixed assets (Note 10)	-	-	869,489	873,730
Deferred charges	-	-	715,750	806,369

TOTAL	6,177,795	5,738,258	103,848,737	91,900,138

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

LIABILITIES AND STOCKHOLDERS' EQUITY	2006	2005	2006	2005
CURRENT LIABILITIES	226,996	183,750	56,131,483	51,195,990
Deposits (Note 11)	-	-	20,916,215	20,417,544
Securities sold under repurchase agreements	-	-	11,017,219	11,453,810
Resources from securities issued (Note 12)	-	-	1,698,097	1,103,236
Interbank accounts	-	-	127,033	55,282
Interdepartmental accounts	-	-	528,860	422,667
Local borrowings (Note 13)	-	-	154,607	137,164
Foreign borrowings (Note 13)	-	-	1,739,488	2,383,306
Local onlendings (Note 13)	-	-	2,411,399	1,936,692
Foreign onlendings (Note 13)	-	-	18,724	36,283
Derivative financial instruments (Note 5(f))	-	-	575,621	592,868
Other liabilities (Note 15)	226,996	183,750	16,944,220	12,657,138

LONG-TERM LIABILITIES	132,391	97,675	36,824,234	30,402,644
Deposits (Nota 11)	-	-	14,630,012	14,994,581
Securities sold under repurchase agreements	-	-	5,761,023	-
Resources from securities issued (Note 12)	-	-	1,362,443	464,646
Local borrowings (Note 13)	-	-	2,728	28,908
Foreign borrowings (Note 13)	-	-	1,268,556	823,563
Local onlendings (Note 13)	-	-	4,124,064	4,075,085
Foreign onlendings (Note 13)	-	-	44,809	106,989
Derivative financial instruments (Note 5(f))	-	-	154,643	115,610
Other liabilities (Note 15)	132,391	97,675	9,475,956	9,793,262

DEFERRED INCOME	-	-	31,799	75,770
MINORITY INTERESTS	-	-	5,042,813	4,768,901
STOCKHOLDERS' EQUITY (Note 17)	5,818,408	5,456,833	5,818,408	5,456,833
Capital	4,555,376	1,863,450	4,555,376	1,863,450
Capital reserves	345,559	345,559	345,559	345,559
Revaluation reserve on subsidiaries	3,128	3,202	3,128	3,202
Revenue reserves	1,085,237	3,343,203	1,085,237	3,343,203
Unrealized gains and losses - marketable securities and
derivative financial instruments	(68,387)	15,864	(68,387)	15,864
Treasury stocks	(102,505)	(114,445)	(102,505)	(114,445)

STOCKHOLDERS' EQUITY MANAGED
BY PARENT COMPANY	-	-	10,861,221	10,225,734

TOTAL	6,177,795	5,738,258	103,848,737	91,900,138

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31,
Amounts expressed in thousands of Reais, except per share data

	PARENT COMPANY			CONSOLIDATED

	2006	2005		2006	2005
REVENUE FROM FINANCIAL INTERMEDIATION	-	-		17,375,053	15,621,671
Lending operations	-	-		10,542,301	9,628,520
Leasing operations	-	-		235,831	144,549
Marketable securities	-	-		4,227,461	3,792,618
Financial results from insurance, pension plans and
annuity products	-	-		1,108,572	1,058,736
Derivative financial instruments	-	-		752,750	627,974
Foreign exchange transactions	-	-		18,717	(203,380)
Compulsory deposits	-	-		489,421	572,654
	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	-	-		(10,039,578)	(9,116,789)
Deposits and securities sold				(6,164,823)	(6,096,582)
Price-level restatement and interest on technical provision	-	-
for insurance, pension plans and annuity products	-	-		(775,486)	(658,136)
Borrowings and onlendings	-	-		(601,558)	(458,243)
Provision for credit losses (Note 6(f))	-	-		(2,497,711)	(1,903,828)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	-	-		7,335,475	6,504,882
OTHER OPERATING INCOME (EXPENSES)	959,188	1,029,585		(4,045,039)	(3,623,081)
Services rendered	-	-		3,581,755	3,269,474
Insurance, annuity products and retirement plans premiums	-	-		4,278,995	3,981,868
Changes in technical provision for insurance,
annuity products and retirement plans	-	-		(1,526,696)	(1,579,397)
Insurance claims	-	-		(1,018,657)	(902,041)
Private retirement plans benefit expenses	-	-		(585,081)	(648,347)
Selling, other insurance and private retirement
plans expenses	-	-		(504,918)	(331,972)
Credit card selling expenses	-	-		(289,808)	(283,977)
Salaries, benefits, training and social security	(73)	(72)		(2,200,197)	(1,911,455)
Other administrative expenses	(1,926)	(437)		(3,514,824)	(3,181,137)
Financial transaction and other taxes (Note 14)	(35,566)	(47,889)		(1,045,181)	(1,044,391)
Equity in the results of associated companies (Note 9)	975,052	1,066,385		63,403	39,210
Other operating income (Note 18(a))	21,701	11,598		295,694	184,883
Other operating expenses (Note 18(b))	-	-		(1,579,524)	(1,215,799)
OPERATING INCOME BEFORE ACCELERATED
AMORTIZATION OF GOODWILL	959,188	1,029,585		3,290,436	2,881,801
ACCELERATED AMORTIZATION OF GOODWILL (Note 25(c))	-	-		(463,793)	-
INCOME AFTER ACCELERATED AMORTIZATION
OF GOODWILL	959,188	1,029,585		2,826,643	2,881,801
NON-OPERATING INCOME (EXPENSE)	-	-		(52,563)	8,616
INCOME BEFORE TAXES AND PROFIT SHARING	959,188	1,029,585		2,774,080	2,890,417
INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(8,209)	6,421		(438,618)	(594,176)
Provision for income tax	(14,659)	(19,401)		(468,451)	(308,638)
Provision for social contribution	(5,832)	(6,894)		(161,461)	(101,767)
Deferred tax asset change	12,282	32,716		191,294	(183,771)
PROFIT SHARING	-	-		(479,187)	(325,390)
Management	-	-		(36,762)	(5,484)
Employees	-	-		(442,425)	(319,906)
INCOME BEFORE MINORITY INTEREST	950,979	1,036,006		1,856,275	1,970,851
MINORITY INTEREST	-	-		(905,296)	(934,845)
NET INCOME FOR THE PERIOD	950,979	1,036,006		950,979	1,036,006
Number of outstanding shares (Note 17(a))	1,627,705,107	1,625,202,612	(*)
Net income per share: R$	0.58	0.64
Net equity per share:R$	3.57	3.36
NET INCOME BEFORE ACCELERATED AMORTIZATION
OF GOODWILL (Note 25(c))	1,217,978	1,036,006		1,217,978	1,036,006

(*) Adjusted for comparison purposes, based on the proportion of new shares issued as approved on June 2006 (Note 17(a)).

The accompanying notes are an integral part of these financial statements.

UNIBANCO HOLDINGS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais

				Revenue reserves			Unrealized gains and losses marketable securities and derivative financial instruments

	Capital	Capital reserve	Revaluation reserve on subsidiary	Legal	Unrealized profits	Special dividends reserve		Treasury stocks	Retained earnings	Total

AT JANUARY 1, 2005	1,863,450	413,729	4,454	200,570	2,419,048	36,603	(49,853)	(68,979)	-	4,819,022
Prior year adjustments	-	-	-	-	(3,629)	-	-	-	-	(3,629)
Acquisition of own stocks, net (Note 17(d))	-	(68,170)	-	-	-	-	-	(45,466)	-	(113,636)
Revaluation reserve of subdidiary companies	-	-	(1,252)	-	-	-	-	-	-	(1,252)
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	65,717	-	-	65,717
Net income for the year	-	-	-	-	-	-	-	-	1,036,006	1,036,006
Apropriation of reserves	-	-	-	51,800	638,811	-	-	-	(690,611)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	(345,395)	(345,395)
AT DECEMBER 31, 2005	1,863,450	345,559	3,202	252,370	3,054,230	36,603	15,864	(114,445)	-	5,456,833
Prior year adjustments	-	-	-	-	-	-	-	-	(57,114)	(57,114)
Transfer of reserves	-	-	-	-	(57,114)	-	-	-	57,114	-
Capital increase	2,691,926	-	-	-	(2,691,926)	-	-	-	-	-
Revaluation reserve of subdidiary companies	-	-	(74)	-	-	-	-	-	-	(74)
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	(84,251)	-	-	(84,251)
Conversion of UBB stocks for Unibanco Holdings stock	-	-	-	-	-	-	-	11,940	-	11,940
Net income for the year	-	-	-	-	-	-	-	-	950,979	950,979
Apropriation of reserves	-	-	-	47,549	443,525	-	-	-	(491,074)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	(459,905)	(459,905)
AT DECEMBER 31, 2006	4,555,376	345,559	3,128	299,919	748,715	36,603	(68,387)	(102,505)	-	5,818,408

DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED PER SHARES OF CAPITAL

	2006	2005

On common shares: R$	0.2996	0.2203
On preferred shares: R$	0.2996	0.2203

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31,
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

	2006	2005	2006	2005
FINANCIAL RESOURCES WERE PROVIDED BY:
OPERATIONS	(24,073)	(30,379)	1,886,833	1,539,907
Net income for the year	950,979	1,036,006	950,979	1,036,006
Expenses (income) not affecting working capital
Equity in the results of subsidiary and associated companies	(975,052)	(1,066,385)	(63,403)	(39,210)
Provision for losses on investments	-	-	296	4,060
Amortization of goodwill, net of negative goodwill
on acquisition of subsidiaries	-	-	611,764	108,277
Depreciation and amortization	-	-	387,197	430,774
THIRD PARTIES	534,469	458,796	6,681,099	8,114,874
Increase in long-term liabilities	34,716	47,167	6,364,476	7,405,757
Dividends received/proposed on own capital from subsidiary
and associated companies	499,753	411,629	30,771	-
Change in minority interest	-	-	273,912	709,117
Sale of own stocks	-	-	11,940	-
SALE OF ASSETS AND INVESTMENTS	-	-	90,279	116,651
Investments	-	-	86,319	78,521
Fixed assets	-	-	3,960	38,130
TOTAL FUNDS OBTAINED	510,396	428,417	8,658,211	9,771,432
FINANCIAL RESOURCES WERE USED FOR:
Permanent assets	-	-	694,303	758,224
Investments	-	-	398,006	174,794
Fixed assets	-	-	170,956	329,266
Deferred charges	-	-	125,341	254,164
Long-term assets	73,144	69,516	4,306,692	3,758,057
Changes in deferred income	-	-	43,971	81,176
Acquisition of own stocks	-	-	-	113,636
Dividends distributed/proposed on own capital	459,905	345,395	459,905	345,395
TOTAL FUNDS USED	533,049	414,911	5,504,871	5,056,488
INCREASE (DECREASE) IN WORKING CAPITAL	(22,653)	13,506	3,153,340	4,714,944
CHANGES IN WORKING CAPITAL
Current assets	20,593	38,129	8,088,833	8,564,218
At the end of the year	227,902	207,309	73,624,638	65,535,805
At the beginning of the year	207,309	169,180	65,535,805	56,971,587
Current liabilities	43,246	24,623	4,935,493	3,849,274
At the end of the year	226,996	183,750	56,131,483	51,195,990
At the beginning of the year	183,750	159,127	51,195,990	47,346,716
INCREASE IN WORKING CAPITAL	(22,653)	13,506	3,153,340	4,714,944

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the financial statements of Unibanco Holdings S.A. and its subsidiary company Unibanco – União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of subsidiaries of leasing were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight- line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
–	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

–
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. As from September 30, 2006, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 8).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (in 2005 – up to ten years) – see Note 9(c). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent Assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in CVM Deliberation 489/05 which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent Assets – Contingent Assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized based on the opinion of their Legal Counsel Advisers and the Administration, whenever a loss is evaluated as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recognized in the financial statements.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event has not occurred and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

“Interbank investments” include, in Parent Company, investments in debentures in the amount of R$51,670.

	Consolidated

	2006	2005
Securities purchased under resale agreements	14,515,133	10,856,404
Own position	9,052,954	6,684,341
- Treasury bills	6,198,876	6,094,612
- Treasury notes	1,931,040	511,396
- Other	923,038	78,333
Financial Position	5,169,087	4,052,546
- Treasury bills	3,668,721	4,036,200
- Other	1,500,366	16,346
Short Position	293,092	119,517
Interbank deposits	5,723,721	3,771,082
Foreign currency investments	22,888	54,188
Total	20,261,742	14,681,674
Current	19,192,247	14,082,232
Long-term	1,069,495	599,442

5. Marketable Securities and Derivative Financial Instruments

“Marketable securities” include, in Parent Company, investments in Interbank deposits in the amount of R$86,391 - (2005 – R$87,131).

(a) The balances can be summarized as follows:

	Consolidated

Marketable Securities	2006	2005
Trading assets	9,294,106	10,885,173
Available for sale	6,758,488	4,585,957
Held to maturity	3,072,082	4,087,972
Subtotal	19,124,676	19,559,102
Derivative financial instruments	980,380	1,002,425
Total	20,105,056	20,561,527
Current	12,283,077	13,728,560
Long -term	7,821,979	6,832,967

(b) Trading assets

			Consolidated

	2006		2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	6,194,838	6,242,132	8,868,001	8,891,078
Financial treasury bills	3,673,929	3,689,651	7,453,210	7,475,316
Treasury bills	686,979	687,097	1,159,836	1,162,161
Treasury notes	1,828,605	1,860,180	254,836	253,601
Other	5,325	5,204	119	-
Brazilian sovereign bonds	567,648	565,127	44,850	44,850
Bank debt securities	815,193	815,638	708,343	710,326
Eurobonds	96,766	97,211	105,350	107,333
Time de posits	718,427	718,427	602,993	602,993
Cor porate debt securities	345,071	349,782	365,732	367,981
Debentures	297,757	302,448	339,581	341,830
Eurobonds	47,314	47,334	26,151	26,151
Mutual funds	703,399	703,399	538,681	538,681
Other	589,881	618,028	305,475	332,257
Total	9,216,030	9,294,106	10,831,082	10,885,173

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Consolidated

		2006			2005

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	2,570,031	12,255	2,582,286	366,028	(14,671)	351,357
Financial treasury bills	526,711	(22)	526,689	309,370	401	309,771
Treasury bills	1,347,704	6,809	1,354,513	14,110	32	14,142
Treasury notes	653,804	18,455	672,259	128	(2)	126
Treasury Bonds	3,591	(289)	3,302	4,642	(599)	4,043
Other	38,221	(12,698)	25,523	37,778	(14,503)	23,275
Foreign government	270,815	1,047	271,862	-	-	-
Brazilian sovereign bonds	1,475,769	33,675	1,509,444	1,502,451	114,679	1,617,130
Bank debt securities	291,049	1,169	292,218	277,044	1,027	278,071
Debentures, eurobonds and other	291,049	1,169	292,218	277,044	1,027	278,071
Corporate debt securities	1,948,726	(75,798)	1,872,928	2,268,965	(33,568)	2,235,397
Debentures, eurobonds and other	1,948,726	(75,798)	1,872,928	2,268,965	(33,568)	2,235,397
Mutual funds	16,850	-	16,850	11,950	-	11,950
Marketable equity securities	246,037	(33,137)	212,900	116,354	(24,302)	92,052
Total	6,819,277	(60,789)	6,758,488	4,542,792	43,165	4,585,957

(ii) By maturity:

			Consolidated

	2006		2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	439,185	342,967	200,117	195,627
Between 3 months and 1 year	1,336,355	1,326,530	761,039	754,456
Between 1 and 3 years	1,793,769	1,780,782	725,131	699,246
Between 3 and 5 years	946,155	993,851	850,995	839,417
Between 5 and 15 years	803,180	806,646	779,340	797,896
More than 15 years	1,237,746	1,277,962	1,097,866	1,195,313
No stated maturity (1)	262,887	229,750	128,304	104,002
Total	6,819,277	6,758,488	4,542,792	4,585,957

____________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Consolidated

	2006	2005

Issuer/Type of investment		Amortized cost

Federal government	1,304,766	1,863,010
Financial treasury bills	-	181,394
C entral Bank notes	-	202,446
Treasury notes	1,202,774	1,477,739
Treasury bills	101,697	1,095
Other	295	336
Brazilian sovereign bonds	1,622,097	2,017,935
Bank debt securities	81,170	104,817
Eurobonds	81,170	104,817
Corporate debt securities	64,049	102,210
Debentures	7,473	23,027
Eurobonds and other	56,576	79,183
Total	3,072,082	4,087,972

The fair value of these securities was R$3,330,577 (2005- R$4,245,553). The difference between the amortized cost and the fair value totaled R$258,495 (2005- R$157,581) and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Consolidated

	2006	2005

Maturity		Amortized cost

Less than 3 months	186,768	249,090
Between 3 months and 1 year	262,816	779,261
Between 1 and 3 years	378,302	615,335
Between 3 and 5 years	533,662	407,652
Between 5 and 15 years	1,109,470	922,039
More than 15 years	601,064	1,114,595
Total	3,072,082	4,087,972

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	Notional Value		Amortized cost	Fair value adjustment	Fair value

	2006	2005	2006	2006	2006	2005

Futures contracts	57,190,265	41,696,776	-	-	-	-
Purchase	32,372,006	20,141,985	-	-	-	-
Currencies	1,082,760	1,483,423	-	-	-	-
Interbank interest rate	31,245,173	18,658,562	-	-	-	-
Other	44,073	-	-	-	-	-
Sale	24,818,259	21,554,791	-	-	-	-
Currencies	1,894,602	3,351,638	-	-	-	-
Interbank interest rate	22,866,621	18,203,153	-	-	-	-
Other	57,036	-	-	-	-	-
Swap contracts	11,572,669	10,641,776	236,245	157,537	393,782	235,574
Assets	8,214,787	6,891,023	391,417	213,518	604,935	569,440
Currencies	162,573	233,950	8,598	21,778	30,376	9,263
Fixed interest rate	496,316	573,566	34,013	70,217	104,230	40,989
Interbank interest rate	4,783,683	3,811,690	310,152	77,349	387,501	477,619
Other	2,772,215	2,271,817	38,654	44,174	82,828	41,569
Liabilities	3,357,882	3,750,753	(155,172)	(55,981)	(211,153)	(333,866)
Currencies	1,365,110	1,126,080	(44,517)	(25,525)	(70,042)	(141,385)
Fixed interest rate	167,326	2 63,861	(76,404)	322	(76,082)	(84,736)
Interbank interest rate	1,280,580	1,086,762	(10,057)	(29,729)	(39,786)	(58,125)
Other	544,866	1,274,050	(24,194)	(1,049)	(25,243)	(49,620)
Third curve swap contracts	1,179,641	812,529	14,116	12,043	26,159	20,483
Assets	712,901	678,303	30,548	11,700	42,248	22,529
Currencies	249,414	332,777	7,406	8,457	15,863	5,150
Fixed interest rate	107,120	129,570	5,090	1,888	6,978	8,209
Interbank interest rate	356,367	215,956	18,052	1,355	19,407	9,170
Liabilities	466,740	134,226	(16,432)	343	(16,089)	(2,046)
Currencies	433,383	88,202	(9,902)	(992)	(10,894)	(1,292)
Fixed interest rate	26,572	37,001	(6,484)	1,300	(5,184)	(663)
Interbank interest rate	6,785	9,023	(46)	35	(11)	(91)
Forward contracts	2,809,966	2,056,579	(78,329)	(17,374)	(95,703)	(278)
Assets	483,469	1,191,738	97,990	2,894	100,884	65,075
Currencies	32,473	936,597	390	(189)	201	22,660
Fixed interest rate	419,832	255,141	54,661	3,102	57,763	42,415
Other	31,164	-	42,939	(19)	42,920	-
Liabilities	2,326,497	864,841	(176,319)	(20,268)	(196,587)	(65,353)
Currencies	2,279,202	753,975	(132,564)	(20,264)	(152,828)	(56,679)
Fixed interest rate	35,243	110,866	(862)	206	(656)	(8,674)
Other	12,052	-	(42,893)	(210)	(43,103)	-
Option contracts	173,453,432	41,999,102	21,914	(93,845)	(71,931)	68,454
Purchased options	96,517,319	21,054,922	371,668	(149,235)	222,433	339,330
Purchase of purchased options	81,671,606	19,988,497	332,716	(198,731)	133,985	333,920
Currencies	16,172,175	19,988,497	107,724	(44,264)	63,460	333,920
Fixed interest rate	65,482,802	-	214,470	(160,573)	53,897	-
Stocks	16,629	-	10,522	6,106	16,628	-
Purchase of sold option	14,845,713	1,066,425	38,952	49,496	88,448	5,410
Currencies	1,202,500	1,066,425	16,082	1,770	17,852	5,410
Fixed interest rate	13,604,298	-	20,990	48,155	69,145	-
Stocks	38,915	-	1,880	(429)	1,451	-
Sale position	76,936,113	20,944,180	(349,754)	55,390	(294,364)	(270,876)
Sale of purchased options	42,215,031	18,334,081	(279,943)	185,941	(94,002)	(210,387)
Currencies	4,329,393	18,334,081	(72,970)	44,181	(28,789)	(210,387)
Interbank interest rate	37,867,123	-	(192,701)	146,003	(46,698)	-
Stocks	18,515	-	(14,272)	(4,243)	(18,515)	-
Sale of sold option	34,721,082	2,610,099	(69,811)	(130,551)	(200,362)	(60,489)
Currencies	4,857,554	2,610,099	(24,870)	(9,306)	(34,176)	(60,489)
Interbank interest rate	29,861,190	-	(39,444)	(124,404)	(163,848)	-
Stocks	2,338	-	(5,497)	3,159	(2,338)	-
Other derivative financial instruments (*)	473,794	257,353	(3,584)	1,393	(2,191)	(30,286)
Assets position	329,051	110,256	8,969	911	9,880	6,051
Liabilities position	144,743	147,097	(12,553)	482	(12,071)	(36,337)

		Assets	900,592.00	79,788	980,380	1,002,425
		Liabilities	(710,230)	(20,034)	(730,264)	(708,478)
_______________________
(*) Include basically contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

				Consolidated

					2006

		Between 3
	Less than 3	months and 1	Between 1	More than 3
Contracts	months	year	and 3 years	years	TOTAL
Future contracts	27,730,943	17,625,064	10,858,123	976,135	57,190,265
Swap contracts	3,575,370	3,394,947	2,656,865	1,945,487	11,572,669
Third curve swap contracts	578,017	572,162	24,380	5,082	1,179,641
Forward contracts	1,041,999	1,557,617	205,513	4,837	2,809,966
Option contracts
Purchased position	62,548,697	10,254,672	23,713,950	-	96,517,319
Sale position	38,778,346	14,337,317	23,820,450	-	76,936,113
Other financial instruments
derivative	288,361	151,742	15,636	18,055	473,794

(iii) Nominal value by trade location:

				Consolidated

				2006

		CETIP / Over
		the counter
Contracts	BM&F	(1)	BOVESPA	TOTAL
Future contracts	57,190,265	-	-	57,190,265
Swap contracts	3,789,557	7,783,112	-	11,572,669
Third curve swap contracts	-	1,179,641	-	1,179,641
Forward contracts	-	2,779,943	30,023	2,809,966
Option contracts
Purchased position	96,323,795	175,694	17,830	96,517,319
Sale position	76,771,612	143,647	20,854	76,936,113
Other financial instruments
derivative	28,259	445,535	-	473,794

__________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$116,003 (2005 - R$257,266) and are comprised federal government securities.

Hedge Account

(a) On December 31, 2006, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$11,744,848 (2005 - R$10,248,775) in Consolidated, swap contracts in the amount of R$1,079,048 (2005 - R$1,592,252) in Consolidated and forward transactions in the amount of R$115,592 (2005 – R$150,930) Consolidated. These contracts represented for the year a loss net of applicable taxes and minority interest, in the amount R$29,240 (2005 - R$10,937) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1.853.854 in Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(iv) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liabilities accounts, are as follows:

					Consolidated

					2006

		Between 3
	Less than 3	months and 1	Between 1	More than 3
Contracts	months	year	and 3 years	years	TOTAL
Assets
Swap contracts	95,055	239,005	145,229	125,646	604,935
Third curve swap contracts	16,244	22,064	2,861	1,079	42,248
Forward contracts	75,225	24,469	1,140	50	100,884
Option contracts
Purchased position	121,532	39,349	61,552	-	222,433
Other financial instruments
derivative	2,930	4,267	471	2,212	9,880
Total	310,986	329,154	211,253	128,987	980,380

Liabilities
Swap contracts	(43,384)	(116,080)	(28,931)	(22,758)	(211,153)
Third curve swap contracts	(5,426)	(10,663)	-	-	(16,089)
Forward contracts	(87,568)	(84,769)	(23,931)	(319)	(196,587)
Option contracts
Sale position	(182,611)	(34,139)	(77,614)	-	(294,364)
Other financial instruments
derivative	(9,377)	(1,604)	(161)	(929)	(12,071)
Total	(328,366)	(247,255)	(130,637)	(24,006)	(730,264)

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	2006	2005
By type
Discounted loans and notes	18,458,072	15,787,433
Financing	12,918,412	11,981,611
Agricultural	1,320,626	1,123,182
Real estate loans	1,476,306	1,344,613
Credit card	4,250,520	3,395,345
Total lending operations	38,423,936	33,632,184

Leasing operations	1,951,404	847,128
Advances on exchange contracts (1)	1,030,632	1,642,457
Total leasing operations and
advances on exchange contracts	2,982,036	2,489,585

Guarantees honored	4,148	29,850
Other receivables (2)	3,950,597	3,723,224
Total other credits	3,954,745	3,753,074

Total risk	45,360,717	39,874,843

By maturity
Past-due for more than 15 days (Note 6 (d))	2,137,266	1,595,226
Falling due:
Less than 3 months (3)	17,413,511	16,065,338
Between 3 months and 1 year	11,489,843	10,711,568
Between 1 and 3 years	9,628,834	7,904,687
More than 3 years	4,691,263	3,598,024

Total risk	45,360,717	39,874,843
___________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 15 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

		2006		2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,391,699	7.5	2,465,705	6.2
Paper, pulp and wood products	1,478,155	3.3	1,497,408	3.8
Food, beverages and tobacco	2,012,461	4.4	1,401,214	3.5
Automotive industry	1,276,913	2.8	2,100,225	5.3
Chemical and pharmaceutical	772,551	1.7	913,817	2.3
Production of machines and equipment	651,512	1.4	893,857	2.2
Basic metal industries	1,283,355	2.8	964,753	2.4
Extractive	769,603	1.7	402,442	1.0
Textiles, clothing and leather goods	371,289	0.8	478,387	1.2
Petroleum	468,446	1.0	392,667	1.0
Electronic and communications equipment	206,749	0.5	95,718	0.2
Eletric and electronic	224,436	0.5	177,679	0.5
Rubber and plastic	237,851	0.5	209,973	0.5
Production of metal goods	285,886	0.6	154,853	0.4
Other manufacturing industries	9,306	-	28,896	0.1
Subtotal	13,440,212	29.5	12,177,594	30.6
Retailers
Retail	3,261,878	7.2	2,236,558	5.6
Wholesale	2,285,728	5.0	1,652,143	4.2
Subtotal	5,547,606	12.2	3,888,701	9.8
Financial service
Financial companies	1,467,069	3.2	1,188,891	3.0
Insurance companies and private pension funds	74,592	0.2	4,684	-
Subtotal	1,541,661	3.4	1,193,575	3.0
Residential construction loans	485,499	1.1	323,659	0.8
Other services
Post office and telecommunications	949,940	2.1	1,217,523	3.1
Transportation	2,465,821	5.4	1,818,799	4.6
Agricultural	360,084	0.8	404,347	1.0
Construction	568,900	1.3	425,795	1.1
Real estate services	419,305	0.9	484,715	1.2
Association activities	116,757	0.3	210,820	0.5
Health and social services	196,583	0.4	161,640	0.4
Education	123,710	0.3	131,028	0.3
Lodging and catering services	149,994	0.3	135,607	0.3
Cultural, sports and leisure activities	37,589	0.1	52,481	0.1
Other services	1,331,076	2.9	1,187,456	3.0
Subtotal	6,719,759	14.8	6,230,211	15.6
Agriculture, livestock, forestry
and fishing	1,064,215	2.4	891,583	2.2
Individual
Consumer loans	7,664,310	16.9	8,182,035	20.5
Credit card	6,709,782	14.8	5,556,425	13.9
Residential mortgage loans	1,041,855	2.3	1,047,563	2.6
Lease financing	889,407	2.0	151,898	0.4
Other	256,411	0.6	231,599	0.6
Subtotal	16,561,765	36.6	15,169,520	38.0
Total	45,360,717	100.0	39,874,843	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

		2006		2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	3,853,615	8.5	3,316,993	8.3
50 next largest clients	6,502,862	14.3	5,853,136	14.7
100 next largest clients	4,677,460	10.3	4,132,066	10.4
Other clients	30,326,780	66.9	26,572,648	66.6
Total	45,360,717	100.0	39,874,843	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Consolidated

							2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	19,393,086	-	-	19,393,086	42.8	80,325	0.4
A	0.5	17,559,022	-	-	17,559,022	38.7	132,258	0.8
B	1	3,073,011	328,047	183,406	3,584,464	7.9	99,450	2.8
C	3	1,416,641	309,608	197,621	1,923,870	4.2	173,569	9.0
D	10	160,083	167,108	258,514	585,705	1.3	174,139	29.7
E	30	79,372	106,349	172,179	357,900	0.8	178,645	49.9
F	50	56,863	103,173	163,634	323,670	0.7	223,990	69.2
G	70	31,606	66,477	151,320	249,403	0.5	220,466	88.4
H	100	99,505	273,500	1,010,592	1,383,597	3.1	1,383,597	100.0
Total		41,869,189	1,354,262	2,137,266	45,360,717	100.0	2,666,439	-
% of total risk							5.9%

							Consolidated

							2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	-
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3	1,503,995	311,613	181,337	1,996,945	5.0	138,245	6.9
D	10	872,979	173,190	197,989	1,244,158	3.1	329,217	26.5
E	30	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%
__________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$1,124,940 (2005 - R$925,276). These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the year:

		Consolidated

	2006	2005
Balance at the beginning of the year	2,060,614	1,669,467
Increases	2,497,711	1,903,828
Loan charge-offs	(1,891,886)	(1,512,681)
Balance at the end of the year	2,666,439	2,060,614

Loan recoveries (1)	230,174	155,597
______________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Other Credits

			Parent Company

		2006		2005

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Interest on own capital	202,028	-	160,666	-
Deferred taxes (See Note 19(a))	-	44,998	-	32,716
Income tax and social contribution carryforwards	25,871	-	36,693	-
Total	227,899	44,998	197,359	32,716

			Consolidated

		2006		2005

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	4,148	-	29,850
Foreign exchange portfolio	3,429,393	21,223	2,790,790	42,113
Income receivable	285,123	40,154	84,811	5,604
Negotiation and intermediation of securities	127,490	-	238,042	252
Deferred taxes (See Note 19(a))	1,208,013	1,684,519	1,116,609	1,528,973
Receivables from credir card operatios	2,484,001	-	2,385,362	-
Insurance premium	1,154,547	-	1,008,208	-
Prepaid taxes	796,110	193,058	660,993	154,450
Sundry	838,738	2,961,503	992,964	3,127,335
Total	10,323,415	4,904,605	9,277,779	4,888,577

“Foreign exchange portfolio” includes R$ 2,172,585 (2005 - R$2,367,473) of unsettled exchange purchases and R$ 1,256,814 (2005 – R$443,925) of rights on foreign exchange sold, net of received advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount R$ 2,081,311 (2005 – R$2,310,460); notes and credits receivable in the amount R$695,234 (2005 – R$709,693); accounts receivable from temporary special administration regime in the amount of R$ 241,068 (2005 – R$217,155); salary advances and other in the amount R$ 109,325 (2005 - R$79,901) and receivables from purchase of assets in the amount R$ 92,702 (2005 - R$ 76,030 ).

8. Other Assets

Represented mainly by prepaid expenses, as follows:

		Consolidated

	2006	2005
C ommissions on debt placements and products	449,006	330,008
Exclusivity contracts for banking services	441,736	-
Advance of private pension’s sponsor contributions	205,584	185,462
Others	61,131	91,901
Total	1,157,457	607,371
Current	731,172	330,408
Long-term	426,285	276,963

9. Investments

(a) Subsidiary company

	Unibanco – União de Bancos
	Brasileiros S.A.

	2006	2005
Information on investment at December 31,
Number of shares held (with no par value)
Common	1,467,184,984	1,467,184,984
Preferred	160,520,083	158,017,590
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.128	57.678
Stockholders’ equity	9,920,857	9,323,633
Capital	8,000,000	5,000,000
Net income	1,750,011	1,838,483
Investment value	5,766,834	5,421,034
Equity in results	975,052	1,066,385
___________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of interest on own capital proposed during 2006 year, receivable from Unibanco was R$499,753 (2005 – R$411,269)

(a) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$97,700 (2005 – R$150,335), were recognized as “Other operating expense”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas(in thousands) direct and indirect		Percentag holding (%)	Adjusted stockholder equity	Adjusted net income (loss)

	Common	Preferred
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd. (3)	2,960	-	100,000	2,542,123	158,713
Banco Fininvest S.A. (6)	8	2	100,000	1,507,252	(9,610)
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100,000	1,187,937	171,889
Unibanco AIG Seguros S.A.	345,014	188,814	49,902	1,459,355	323,913
Fininvest Negócios de Varejo Ltda. (5)	63,786,483	-	100.000	639,723	(6,366)
Banco Dibens S.A. (2) and (7)	20,085,509	-	100,000	477,788	19,442
Unibanco C ompanhia de C apitalização	4,194	-	100,000	397,753	108,338
Dibens Leasing S.A. – Arrendamento Mercantil	81,087	-	99,999	337,829	26,192
Banco Único S.A. (2)	2,768,397	2,768,397	100,000	270,314	27,199
Interbanco S.A.	20,000	-	99,999	140,956	60,341
Unibanco Investshop C orretora de Valores
Mobiliários e Câmbio S.A. (2)	4,955	4,955	100,000	112,202	14,397
AIG Brasil C ompanhia de Seguros	54,214	-	49,999	79,615	8,104
Unibanco Negócios Imobiliários Ltda.	55,664	-	100,000	62,104	5,587
Unicap Holding S.A.	637,165	-	100,000	182,556	23,136

	Number of shares or quotas(in thousands) direct and indirect		Percentag holding (%)	Stockholder equity	Net income (loss)

	Common	Preferred
Jointly controlled companies(i)
Maxfácil Participações (4)	11	-	49.986	175,037	5,366
Banco Investcred Unibanco S.A. - (PontoC red)	95	-	49,997	141,162	54,961
Redecard S.A.	200	400	31.943	90,442	286,200
Serasa S.A.	366	349	19,174	208,287	105,098
Tecnologia Bancária S.A.	762,278	-	20.300	147,095	20,749
Interchange Serviços S.A.	750	-	25,000	57,704	21,032
C ompanhia Hipotecária Unibanco – Rodobens (2)	6,055	-	50,000	17,268	4,628

Main direct, indirect and jointly controlled
subsidiary companies invested by
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	837,310	36,515
Unibanco C ayman Bank Ltd.	26,340	-	100.000	694,290	70,692
Unibanco União de Bancos Brasileiros (Luxembourg) S.A	200	-	99.999	158,239	10,072
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	46,268	39,995
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	275,468	68,726
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	68,165	16,566
IRB – Brasil Resseguros S.A.	-	112	11.166	1,637,686	528,524
Banco Fininvest S.A.
Luizacred S.A. Sociedade de C rédito, Financiamento
e Investimento	83	83	49.998	34,878	23,547
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61	837,310	36,515

Investments in Consolidted	Number of shares or quotas (in thousands) direct and indirect		Percentage (%)	Adjusted net stockholders equity	Investment amount		Adjusted net income (loss)	Equity in results adjustments (1)

	Common	Preferred			2006	2005		2006	2005
Associated companies
IRB – Brasil Resseguros S.A.	-	112	11.166	1,637,686	182,864	168,918	528,524	59,015	27,789
AIG Brasil Companhia de Seguros	54,214	-	49.999	79,615	39,807	54,897	8,104	4,052	10,658
Other	-	-	-	-	2,315	2,758	-	336	763
Total		-	-	-	224,986	226,573		63,403	39,210
____________________
(i)The percentage shown refers to the parent companies' percentage holding.

(1)The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill and alteration of participation during the period.

(2) The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3) The Board of Directors Meeting held in the first half of 2006, approved the capital increase of Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(4) During the third quarter of 2006 Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital, establishing a new partnership with Ipiranga Group.

(5) In accordance with the Quotas assignment agreement of September, 2006, Fininvest Negócios de Varejo Ltda. became a company controlled by Unibanco –União de Bancos Brasileiros S.A.

(6) The Extraordinary Shareholders’ Meeting held in August, 2006, approved the increase in the capital of Banco Fininvest S.A. in the amount of R$800,000, through the issue of 5,588 shares, fully subscribed by Unibanco – União de Bancos Brasileiros S.A.

(7) On Extraordinary Shareholders’ Meeting held in August 2006, the capital of Banco Dibens was increased in the amount of R$200,000, represented by 11,227,367,139 common shares, fully subscribed by Unibanco.

(c) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, and as from September 30, 2006 the amortization period changed from 10 to 5 years. The accelerated depreciation of goodwill has been classified in a separated line as "Acceleration of Goodwill Amortization" in the Statement of Income. See Note 25(c).

The goodwill balance shown in the Consolidated financial statements information and the amount amortized were as follows:

	Balance to be amortized		Amortization during the year

	2006	2005	2006	2005
Fininvest	-	291,604	291,604	31,145
Hipercard	179,711	346,265	166,554	34,703
Modelo (1)	146,316	-	32,847	-
Maxfácil (2)	79,809	-	5,701	-
Other	141,994	175,208	115,058	42,429
Total	547,830	813,077	611,764	108,277
____________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company.
(2) During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

10. Fixed Assets

		Consolidated

	2006	2005
Land and building	625,077	612,143
Other fixed assets	1,569,791	1,416,618
Accumulated depreciation	(1,325,379)	(1,155,031)
Total	869,489	873,730

11. Deposits

				Consolidated

		2006		2005

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	3,962,485	-	3,777,643	-
Savings deposits	6,756,956	-	5,628,923	-
Interbank deposits	259,205	-	23,093	-
Time deposits	9,809,685	14,630,012	10,986,780	14,994,581
Other deposits	127,884	-	1,105	-
Total	20,916,215	14,630,012	20,417,544	14,994,581

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.91% (2005 – 14.20%) per annum, and are payable up to October 15, 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to August 2009.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

(d) Securities Abroad - Euronotes

			Consolidated

Maturity	Currency	2006	2005
Less than 3 months	US$	236,522	287,291
	EUR	2,420	816
		238,942	288,107
From 3 to 12 months	US$	140,377	153,943
	EUR	2,981	9,620
	R$	-	87,493
		143,358	251,056
From 1 to 3 years	US$	68,002	60,842
	EUR	-	3,084
	YEN	318,319	-
		386,321	63,926
From 3 to 5 years	US$	18,701	66,963
	R$	231,219	285,060
		249,920	352,023
From 5 to 15 years	US$	10,630	33,736
Total		1,029,171	988,848

The average interest of issues in foreign currency was 4.87% (2005 – 3.45%) per annum.

(e) The other issues totaled R$22,634 (2005 - R$31,255) with maturities up to August 4, 2010 and an average interest rate of 4.83% (2005 – 4.34%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.17% (2005 – 4.62%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

Unibanco Holdings and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made, as well as the corresponding judicial deposits, when applicable.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, to due the return of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

Based on Deliberation CVM nº 489, the claims which are considered legal liabilities, are recognized at the full amount being questioned, independently of the probability of loss.

On December 31, 2006, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$132,391 and R$1,994,973 in Unibanco Holdings and in Consolidated, respectively, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$956,428 in Consolidated; (ii) collection of CPMF on leasing transactions in the amount of R$197,814 in Consolidated; and (iii) Social Contribution on Net Income of Non-employer companies in the amount of R$135,659 in Consolidated and (iv) PIS and COFINS on interest on own capital received in the amount of R$132,391 in Unibanco Holdings.

The claims considered as legal liabilities have a remote or possible probability risk of loss in accordance with the opinion of legal advisors. .

The tax claims considered, as contingent liabilities and with loss classification as possible, in accordance with the opinion of the legal advisors, are not based on Deliberation CVM nº 489 provided for at December 31, 2006. Such claims, net of tax effects, represents the amount of R$1,043,967 in Unibanco Consolidated, being the mainly discussion:

(i) Deductibility of interest and taxes whose payments is suspended in the amount of – R$279,855;
(ii) Deductibility of goodwill on investments acquisitions in the amount of – R$210,335;
(iii) Deductibility of losses on credits receivables in the amount of – R$141,084;
(iv) Profit from foreign country taxation criteria in the amount of – R$94,512;
(v) Social security contribution on non remunerated balances in the amount of – R$75,155; and
(vi) ISS taxation on leasing operations in the amount of – R$21,223. In this case. Unibanco is discussing the unconstitutional taxation of ISS on leasing operations, from the distortion of the services rendered conception and the legal basis of taxation fixed by the authority, as well the discussion of the, right of the municipally to charge this tax.

Provisions recorded and their movements in the year are as follows:

Balance sheet

	Parent Company	Consolidated
Tax litigation	132,391	2,155,187
Labor litigation	-	459,976
C ivil litigation	-	415,863
Total	132,391	3,031,026

Recorded in Other Liabilities
- Allowance for tax contingencies	132,391	2,155,187
- Others (Note 15(d))	-	875,839
	132,391	3,031,026
Movements in the year:

	Parent Company	Consolidated
Balance at the beginning of the year	97,675	2,802,131
Increases	46,227	1,255,772
Releases	(23,819) (1)	(304,853)
Interest/Monetary adjustment	12,308	222,528
Payments (2)	-	(1,022,346)
Prior year adjustments	-	77,794
Balance at the end of the year	132,391	3,031,026

____________________
(1) During the last quarter of 2006, the Supreme Court - STF rendered a favorable decision concerning the widening of the basis of calculation of Profit Participation Program - PIS/ and Tax and Social Security Financing - COFINS by Law 9718/98, as a result the Parent Company reverted the amount of R$23,819 .
(2) Consider the judicial deposit charges and the decision of the conglomerate to exercise the option related to MP (Provisional Measure) nº 303 of 06.29.2006 (fiscal amnesty), in the amount of R$165,437 in Consolidated.

15. Other Liabilities

			Parent Company

		2006		2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Social and statutory	205,865	-	134,066	-
Taxes and social security	20,494	132,391	49,680	97,675
Sundry	637	-	4	-
Total	226,996	132,391	183,750	97,675

			Consolidated

		2006		2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
C ollection of taxes and
other contributions	93,265	-	76,945	-
Foreign exchange portfolio	2,574,561	21,110	1,146,226	42,812
Social and statutory	620,104	-	440,897	-
Allowance for tax contingencies	-	2,022,796	-	1,620,442
Taxes and social security	772,479	354,694	623,900	295,436
Negotiation and intermediation
of securities	310,675	-	393,284	1,743
Technical provision for insurance,
retirement and annuity products	6,920,376	1,942,791	5,265,152	1,992,507
Subordinated debt	429,213	2,810,778	97,232	2,866,585
Payable to merchants-credit card	3,780,366	-	3,068,475	-
Sundry	1,443,181	2,323,787	1,545,027	2,973,737
Total	16,944,220	9,475,956	12,657,138	9,793,262

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$ 2,125,044 (2005 – R$2,348,556) of obligations for exchange purchased, R$ 1,500,811 (2005 – R$585,750) of unsettled exchange sales and R$( (1,030,632)) (2005 – R$(1,642,457)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	2006	2005	2006	2005	2006	2005	2006	2005
Provision for unearned						-
premiums	916,579	572,947	1	1	-	-	916,580	572,948
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	227,894	189,222	5,462	6,382	-	-	233,356	195,604
Mathematical provision
benefits to be granted	436,355	279,784	5,715,236	4,768,194	-	-	6,151,591	5,047,978
Mathematical provision
for benefits granted	5,039	3,530	394,769	375,417	-	-	399,808	378,947
Unsettled claims	321,050	297,114	684	684	-	-	321,734	297,798
Provision for draws
and redemptions	-	-	-	-	606,651	535,959	606,651	535,959
Other provisions	4,152	3,310	228,922	224,752	373	363	233,447	228,425
Total of technical
provisions	1,911,069	1,345,907	6,345,074	5,375,430	607,024	536,322	8,863,167	7,257,659
Short-term	1,909,669	1,344,865	4,403,683	3,383,965	607,024	536,322	6,920,376	5,265,152
Long-term	1,400	1,042	1,941,391	1,991,465	-	-	1,942,791	1,992,507

(b) Subordinated debt

					Consolidated

			Remuneration
	Issue	Maturity	per annum	2006	2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	411,606	452,814
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	414,334	461,461
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.450%	-	71,156
Line of credit (4)	December 2004	December 2009	4.74%	321,357	351,755
Perpetual Non-
cumulative Junior
Subordinated
Securities (5)	July 2005	Indeterminated	8.70%	1,085,017	1,187,394
Subordinated time
deposits (6)	December 2002	December 2012	102% of C DI	507,677	439,237
Subordinated time
deposits (7)	December 2006	December 2016	104% of C DI	500,000	-
Total				3,239,991	2,963,817
Short-term				429,213	97,232
Long-term				2,810,778	2,866,585
____________________
(1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The interest rate is calculated through semi-annual Libor plus 1.2%.
(4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(6) Subordinated time deposits can be redeemed from December 2007.
(7) Subordinated time deposits can be redeemed from December 2011.

(d) “Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$ 1,580,764 (2005 – R$2,109,681); provision for labor and civil litigations in the amount of R$ 875,839 (2005 - R$1,084,014); payable related to insurance companies in the amount of R$ 553,362 (2005 - R$520,560) and provisions for payroll and administrative expenses in the amount of R$ 483,985 (2005 - R$423,251).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$ 205,865 (2005 - R$134,066) and provision for tax litigation in the amount of R$ 132,391 (2005 – R$97,675).

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and your employees.

During the year ended December 31, 2006, the company sponsor contributions totaled R$24,953 (2005 – R$15,134) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2006, the options activity was as follows:

		Vesting period until	Exercise perioduntil	Exercise price per Unit (R$) (IPCA)
Insuance								Quantity

Nº	Date				Granted	Exercised	Cancelled	Not exercised
1	1st quarter 2002	01.21.2007	01.20.2008	4,655	12,376,000	5,334,855	4,440,390	2,600,755
2	2 nd quarter 2002	04.15.2007	04.14.2008	5,455	68,000	45,334	-	22,666
3 and 4	3 r d quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	364,724	-	195,276
5 to 7	4 th quarter 2002	11.20.2007	11.19.2008	3,452	700,000	233,334	400,000	66,666
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2 nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	366,668	1,244,000	1,853,332
16	3 r d quarter 2003	09.02.2008	09.01.2009	4,917	6,226,000	1,293,257	1,847,992	3,084,751
17 and 18	4 th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	-	-	600,000
21 t o 23	2 nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	-	-	1,012,240
24 to 26	3 r d quarter 2004	09.20.2009	09.19.2010	Up to 7.213	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.479	8,440,000	-	1,100,000	7,340,000
28	2 nd quarter 2005	05.03.2010	05.02.2011	Up to 9.933	50,000	-	50,000	-
29	3 r d quarter 2005	09.19.2010	09.18.2011	Up to 10.757	120,000	-	-	120,000
30 to 33	3 r d quarter 2006	08.30.2011	08.29.2012	Up to 15.718	630,000	-	-	630,000
GENERAL POSITION					36,732,240	7,758 ,172	9,668,382	19,305,686

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unitary cost were adjusted in according with the issuance of new shares (Bonificação de ações) on July 17, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2006	2005

	Outstanding	Treasury
	shares	stocks	Total	Total
Common	553,735,904	-	553,735,904	276,867,952
Preferred	1,073,969,203	15,882,580	1,089,851,783	553,465,920

Total	1,627,705,107	15,882,580	1,643,587,687	830,333,872

Preferred shares have no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per twenty shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) it is adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market. On December 31, 2006, the market value of Units was R$20.20

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$2,691,926 through equal capitalization of retained earnings, with the issuance of 813,253,815 new shares to the shareholders, in 100% proportion, and the record date on July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost that will be ascribed to the new shares was R$3.310068 to Unibanco Holdings’ shares and R$2.140774 to Unibanco’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On December 31, 2006 the Board of Directors approved the payment of interest on capital to the shareholders in the amount of R$459,905, comprising the interest on own capital related to 2006 year amounting to R$0.2996 (R$0.2546 net of applicable tax) per common share and R$0.2996 (R$0.2546 net of applicable tax) per preferred share outstanding at that time. The interest on own capital was calculated in accordance with article 9 of Law no. 9249/95, and the fiscal benefit by deductibility was R$156,367.

The Units had interest on own capital of R$0.6555 (R$0.5571 net of applicable tax), being R$0.2996 (R$0.2546 net of applicable tax) from Unibanco Holdings and R$0.3559 (R$0.3025 net of applicable tax) from Unibanco. The GDR had interest on capital of R$6.1725 (R$5.2464 net of applicable tax).

As announced by the Company on October 26, 2006, the distribution of total amount of interest on the capital stock/dividends, was not affected by the effect of the acceleration of the amortization of goodwill, mentioned in Note 25 (c).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During 2006 year, as per shares – Performance the buy back program, and also due to the conversion program the following changes in treasury stock occurred:

	2006		2005

	Quantity of	R$	Quantity of	R$
	shares	thousands	shares	thousands
At December 31, 2005	17,732,566	114,445	13,343,539	68,979
Treasury stocks exchanged	(1,849,986)	(11,940)	(739,119)	(633)
Conversion shares	-	-	5,128,146	46,099
At December 31, 2006	15,882,580	102,505	17,732,566	114,445

The average cost per share was R$17.12 per repurchased Units. The minimum and maximum price per share were R$13.50 and R$20.09, respectively.

(e) Conversion Program

As from November 2003, a Conversion Program was started to allow holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program had a duration of 2 years, with maturity on November 4, 2005. During the Conversion Program, 2,619 thousand preferred shares were converted into Units.

(f) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 8.9% of the preferred shares of Unibanco Holdings and 7.2% of the preferred shares of Unibanco, outstanding. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings, outstanding.

(g) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489,as explained in Note 14.

18. Other Operating Income and Expenses

(a) Other operating income

	Parent Company			Consolidated

	2006	2005	2006	2005
Dividends/retained earnings received from
other investments, principally consortium	-	-	151,299	85,747
Monetary correction of income receivable (i)	21,701	11,598	-	-
Other	-	-	144,395	99,136
Total	21,701	11,598	295,694	184,883

____________________
(i) Refers to income financial investments in Parent Company.

(b) Other operating expenses

		Consolidated

	2006	2005
Provision for labor and civil litigations	595,988	401,975
Expense related to checks and billing, net	224,387	197,847
Foreign branches’ and subsidiary companies’ exchange loss	97,700	150,335
Amortization of goodwill on subsidiaries acquired	147,971	108,277
Other	513,478	357,365
Total	1,579,524	1,215,799

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Consolidated

	December 31,			December 31,
	2005	Increase	Realization	2006
Other provisions not currently	32,716	19,835	7,553	44,998
Net deferred tax assets	32,716	19,835	7,553	44,998
Deferred tax assets	32,716	-	-	44,998

				Parent Company

	December 31,			December 31,
	2004	Increase	Realization	2005
Other provisions not currently	-	32,716	-	32,716
Net deferred tax assets	-	32,716	-	32,716
Deferred tax assets	-			32,716

					Consolidated

				Balance of
	December 31,			acquired	December 31,
	2005	Increase	Realization	companies	2006
Allowance for credit losses	565,002	563,022	437,996	(253)	689,775
Other provisions not currently
deductible (1)	1,008,901	964,066	799,446	(6,947)	1,166,574
Tax loss and negative basis of
contribution carry-forwards	621,278	57,105	158,394	-	519,989
Social contribution carry-
(Provisional Measure 2158-35)	476,048	-	24,781	-	451,267
Subtotal	2,671,229	1,584,193	1,420,617	(7,200)	2,827,605
Adjustment at fair value of
securities available for sale and
derivative financial instruments	(9,670)	74,616	8	(11)	64,927
Deferred tax obligations	(55,403)	(38,417)	(2,779)	-	(91,041)
Net deferred tax assets	2,606,156	1,620,392	1,417,846	(7,211)	2,801,491
Deferred tax assets	2,661,559				2,892,532
Deferred tax liabilities	55,403				91,041

					Consolidated

				Balance of
	December 31,			acquired	December 31,
	2004	Increase	Realization	companies	2005
Allowance for credit losses	438,485	519,655	393,522	384	565,002
Other provisions not currently
deductible	1,191,988	634,766	849,294	31,441	1,008,901
Tax loss and negative basis of
contribution carry-forwards	677,100	38,211	95,327	1,294	621,278
Social contribution carry-
(Provisional Measure 2158-35)	485,076	-	9,028	-	476,048
Subtotal	2,792,649	1,192,632	1,347,171	33,119	2,671,229
Adjustment at fair value of
securities available for sale and
derivative financial instruments	42,491	1,957	54,118	-	(9,670)
Deferred tax obligations	(28,626)	(7,815)	(1,718)	(20,680)	(55,403)
Net deferred tax assets	2,806,514	1,186,774	1,399,571	12,439	2,606,156
Deferred tax assets	2,835,140				2,661,559
Deferred tax liabilities	28,626				55,403

_________________________
(1) The amount of R$ 5,894 resulting from the requirements of Deliberation CVM nº 489 (see Note 17 (f)).

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2006, the expected realization of deferred taxes is as follows:

	Parent Comany				Consolidated

			Social contribution
			(Provisional
Year	Other	Total	Measure 2.158-35)	Other	Total
2007	-	-	34,012	1,104,519	1,138,531
2008	-	-	48,738	817,010	865,748
2009	-	-	66,774	244,082	310,856
2010	-	-	86,649	108,804	195,453
2011	44,998	44,998	83,505	67,593	151,098
2012 to 2015	-	-	131,589	34,330	165,919
Total	44,998	44,998	451,267	2,376,338	2,827,605

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$33,864 in Parent Company and R$2,481,965 in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company			Consolidated

	2006	2005	2006	2005
Income before income tax and social
contribution, net of profit sharing	959,188	1,029,585	2,294,893	2,399,214
Income tax and social contribution
at a rate of 25% and 9%	(326,124)	(350,059)	(780,264)	(815,733)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange
rate variation on subsidiaries abroad	331,518	362,571	(11,661)	(37,783)
Interest on capital paid , net	(13,548)	(22,700)	309,655	265,100
Permanent differences (net)	(55)	16,609	43,652	(5,760)
Income tax and social contribution for
the year	(8,209)	6,421	(438,618)	(594,176)

20. Commitments and Guarantees

		Consolidated

	2006	2005
Co-obligation and risks for guarantees provided	9,559,527	7,315,343
Assets under management (mainly mutual investment funds)	43,779,819	37,395,850
Lease commitments	10,474	41,570

21. Related-Party Transactions (Parent Company)

	2006	2005
Assets
Cash and due from banks	3	18
Financial application
.Debentures	51,670	-
.Interbank deposits	86,391	87,131
Interest on own capital	202,028	160,066
Liabilities
Sundry	4	4
Revenues
Financial income	16,464	11,598
Expenses
Other administrative expenses	34	34

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

				Consolidated

		2006		2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,723,721	5,798,934	3,771,082	3,788,546
Marketable securities	19,124,676	19,383,171	19,559,102	19,716,683
Lending operations	35,876,373	36,040,544	31,688,807	31,750,459
Derivatives, net	250,116	250,116	293,947	293,947

Liabilities
Interbank deposits	259,205	259,205	23,093	23,093
Time deposits	24,526,087	24,565,832	26,068,491	26,054,846
Mortgage notes	468,196	469,257	547,779	547,114
Debentures	706,865	706,865	-	-
Resources from securities issued abroad	833,674	834,749	-	-
Real estate notes	1,051,805	1,050,496	1,020,103	1,008,527
Subordinated debt (Note 15(c))	3,239,991	3,304,363	2,963,817	3,047,313
Other liabilities (Note 15(d))	1,580,764	1,557,311	2,109,681	2,268,881
Treasury stocks	102,505	160,418	114,445	260,225

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 29, 2006 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

	Parent Company

	2006	2005
Operating activities
Net income	950,979	1,036,006
Equity in results of subsidiary companies	(975,052)	(1,066,385)
Deferred taxes	(12,282)	(32,716)
Changes in assets and liabilities
Decrease (increase) in interbank deposits	(51,670)	-
Decrease (increase)in marketable securities	740	(46,593)
Decrease (increase) in other credits and other assets	(17,532)	(28,336)
Increase (decrease) in other liabilities	29,821	76,601
Net cash used in by operating activities	(74,996)	(61,423)

Investing activities
Interest on own capital received from subsidiary company	486,745	392,928
Net cash provided by investing activities	486,745	392,928

Financing activities
Interest on own capital paid	(411,764)	(331,505)
Net cash used in financing activities	(411,764)	(331,505)

Net increase (decrease) in cash and due from banks	(15)	-

Cash and due from banks at the beginning of the period	18	18
Cash and due from banks at the end of the period	3	18
Net increase (decrease) in cash and due from banks	(15)	-

		Consolidated

	2006	2005
Operating activities
Net income for the period	950,979	1,036,006
Provision for credit losses	605,825	391,147
Technical provisions for insurance, retiment plans
and annuity products	1,526,696	1,579,397
Deferred taxes	(191,294)	183,771
Reversal of foreclosed assets provision	4,188	13,975
Gain (loss) on sale of foreclosed assets and fixed assets	19,978	(7,159)
Amortization of goodwill on subsidiaries acquired	611,764	108,277
Equity in results of associated companies	(63,403)	(39,210)
Allowance for losses on investments	296	4,060
Depreciation and amortization	387,197	430,774
Minority interest
Changes in assets and liabilities	905,296	934,845
Decrease (increase) in interbank investments	(5,580,068)	(304,834)
Decrease (increase)in marketable securities and
derivative financial instruments	364,254	(3,892,002)
Decrease (increase) in Central Bank compulsory deposits	(26,462)	(399,716)
Net change in interbank and interdepartmental accounts	184,009	129,765
Decrease (increase) in lending operations	(4,988,063)	(5,988,180)
Decrease (increase) in leasing operations	(1,104,276)	(207,079)
Net change in foreign exchange portfolio	788,920	(573,375)
Decrease (increase) in other credits and other assets	(699,946)	(2,076,016)
Increase (decrease) in other liabilities	872,570	2,526,325
Increase (decrease) in deferred income	(43,971)	(81,176)
Net cash used in operating activities	(5,475,511)	(6,230,405)

Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	30,771	-
Proceeds from sale of foreclosed assets	86,195	80,592
Purchase of/capital increase on investments in subsidiary and
associated companies	(23,676)	(86,401)
Goodwill on acquisition of subsidiary companies	(349,520)	(49,619)
Proceeds of/capital decrease on investments in subsidiary and
associated companies	60,969	32,823
Purchase of other investments	(24,810)	(38,774)
Proceeds of investments	25,350	8,226
Purchase of fixed assets	(170,956)	(329,266)
Proceeds from sale of fixed assets	3,719	41,707
Deferred charges	(123,470)	(254,164)
Minority interest	(631,384)	(225,728)
Net cash used in investing activities	(1,116,812)	(820,604)

Financing activities
Increase (decrease) in deposits	134,102	1,922,261
Increase (decrease)in securities sold under repurchase agreements	5,324,432	3,888,549
Increase (decrease)in resources from securities issued	1,492,658	(11,313)
Increase (decrease)in borrowings and onlending	236,385	1,289,119
Net change in treasury stock	11,940	(113,636)
Dividends paid	(411,764)	(331,505)
Net cash provided by financing activities	6,787,753	6,643,475

Net increase in cash and due from banks	195,430	(407,534)

Cash and due from banks at the beginning of the period	1,153,730	1,561,264
Cash and due from banks at the end of the period	1,349,160	1,153,730
Net increase in cash and due from banks	195,430	(407,534)

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	16,359,111	13,231,967
Cash and due from banks	129,123	220,027
Interbank investments	1,819,235	2,071,463
Marketable securities	10,098,114	7,295,868
Interbank accounts	159,861	152,642
Lending and leasing operations	4,012,158	3,074,022
Other credits and other assets	140,620	417,945
Permanent assets	199,100	346,479
Total	16,558,211	13,578,446

Liabilities
Current and long-term liabilities	12,880,805	11,904,097
Deposits	2,793,025	2,066,031
Securities sold under repurchase agreements	2,988,553	2,489,520
Resources from securities issued	985,807	986,264
Interbank accounts	5,367	9,710
Borrowings and onlending	2,332,403	1,737,298
Derivative financial instruments	103,503	124,824
Other liabilities	3,672,147	4,490,450
Deferred income	6,535	7,158
Minority interest	3	2
Stockholders’ equity	3,670,868	1,667,189
Total	16,558,211	13,578,446

Combined statement of income	2006	2005
Revenue from financial intermediation	1,440,881	832,760
Expenses on financial intermediation	(748,032)	(588,945)
Reversal of provision for credit losses	(926)	80,705
Services rendered	75,864	82,438
Salaries, benefits, training and social security and other administrative expenses	(73,542)	(65,914)
Financial transaction and other taxes	(3,522)	(2,314)
Other operating income (expenses)	(18,517)	25,147
Operating income, net	672,206	363,877
Non-operating income, net	(7,617)	645
Income tax and social contribution	(9,797)	(12,071)
Minority interest	(2)	-
Net income for the year	654,790	352,451

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	2006	2005
Assets
Current and lon g -term assets	10,313,087	8,895,442
Cash and due from banks	46,805	44,308
Marketable securities	8,527,398	7,350,988
Insurance credits and re-insurance	1,120,037	1,016,292
Other credits and other assets	618,847	483,854
Permanent assets	378,864	396,007
Total	10,691,951	9,291,449

Liabilities
Current and lon g -term liabilities	9,225,907	7,749,496
Borrowings and onlending	-	7,098
Technical provisions for insurance	1,911,069	1,345,907
Technical provisions for retirement plans	6,345,074	5,375,430
Insurance and re-insurance debts	468,585	532,107
Other liabilities	501,179	488,954
Deferred income	6,689	44,168
Minority interest	-	78,072
Stockholders’ equity	1,459,355	1,419,713
Total	10,691,951	9,291,449

Combined statement of income	2006	2005
Retained premiums	3,117,079	2,658,868
Changes in technical reserves of insurance	(1,079,740)	(1,023,717)
Net claims incurred	(1,018,657)	(902,041)
Acquisition costs and other	(500,514)	(304,057)
Retained contributions income	677,555	848,542
Changes in technical reserves of private
retirement plan	(96,170)	(209,027)
Benefits and redemptions expenses	(585,081)	(648,347)
Other operating income	236,648	294,544
Other o perating expenses	(204,945)	(218,608)
Salaries, benefits, training and social security	(134,330)	(135,121)
Administrative expenses	(164,546)	(160,988)
Financial transaction and other taxes	(45,839)	(66,843)
Financial income	1,060,110	972,587
Financial ex penses	(798,342)	(673,216)
Operating income, net	463,228	432,576
Non-o perating income, net	(25,630)	(62,825)
Income tax and social contribution	(84,729)	(49,357)
Profit sharing	(23,246)	(22,937)
Minority interest	(1,179)	(965)
Net income for the year	328,444	296,492

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. 61,414% (100% of Unibanco Conglomerated) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	7,091,489	5,597,638
Cash and due from banks	64,057	9,487
Interbank investments	707,281	7,870
Marketable securities	79,172	110,860
Interbank and interdepartmental accounts	22,829	20,892
Lending operations	2,637,118	2,256,501
Deferred tax and prepaid taxes	643,368	643,791
Other credits and other assets	2,937,664	2,548,237
Permanent assets	506,216	528,380
Total	7,597,705	6,126,018

Liabilities
Current and long-term liabilities	6,086,683	4,738,112
Deposits	1,926,830	1,112,695
Borrowings and onlendings	141,487	143,842
Resources from securities issued	220,309	241,196
Interbank and interdepartmental accounts	559	443
Derivative financial instruments	-	76
Taxes, social securities and provision for litigation	399,717	570,866
Other liabilities	3,397,781	2,668,994
Minority interest	323,085	312,320
Stockholders’ equity	1,187,937	1,075,586
Total	7,597,705	6,126,018

Combined statement of income	2006	2005
Revenue from financial intermediation	1,856,467	1,358,651
Expenses on financial intermediation	(216,563)	(212,073)
Provision for credit losses	(550,636)	(318,951)
Services rendered	649,321	662,624
Salaries, benefits, training and social security
and other administrative expenses	(686,235)	(546,414)
Acquisition costs and other	(247,193)	(226,182)
Financial transaction and other taxes	(132,703)	(168,444)
Other operating income (expenses)	(406,266)	(405,310)
Operating income, net	266,192	143,901
Non-operating income, net	12,829	65
Income tax and social contribution	(81,908)	(37,594)
Profit sharing	(11,134)	(8,325)
Minority interest	(14,090)	(8,778)
Net income for the year	171,889	89,269
Adjusted net income (Note 14)	122,142	171,671
Adjusted net income for the year (1)	294,031	260,940
____________________
(1) In 2006, includes accelerated amortization of goodwill. In June of 2005, considers provision adjustment for assumed risk related to contingencies before acquisition of Banco Bandeirantes that had been indemnified.

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	4,593,919	4,263,725
Cash and due from banks	4,028	3,510
Interbank investments	651,843	37,703
Marketable securities	43,970	742,195
Interbank and interdepartmental accounts	27,073	11,372
Lending operations	2,105,950	2,143,694
Other credits and other assets	1,761,055	1,325,251
Permanent assets	133,850	298,488
Total	4,727,769	4,562,213

Liabilities
Current and long-term liabilities	2,487,168	3,731,825
Deposits	1,340,468	2,501,393
Interbank and interdepartmental accounts	(57)	6,765
Borrowings	4,518	4,071
Derivative financial instruments	310	776
Other liabilities	1,141,929	1,218,820
Minority interest	23,050	42,513
Stockholders’ equity	2,217,551	787,875
Total	4,727,769	4,562,213

Combined statement of income	2006	2005
Revenue from financial intermediation	1,926,412	1,935,571
Expenses on financial intermediation	(379,156)	(375,161)
Provision for credit losses	(822,122)	(732,721)
Services rendered	434,546	376,030
Salaries, benefits, training and social security
and other administrative expenses	(872,206)	(736,890)
Acquisition costs and other	(41,393)	(54,646)
Other operating income (expenses)	(131,500)	(50,940)
Financial transaction and other taxes	(138,880)	(151,580)
Operating income, net	(24,299)	209,663
Non-operating income, net	(17)	488
Income tax and social contribution	47,694	(3,065)
Profit sharing	(13,075)	(8,406)
Minority interest	1,200	(5,775)
Net income for the year	11,503	192,905

25. Other Information

(a) Assets leased to third parties, in the amount of R$2,731,958 (2005 - R$1,164,800), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$2,239,892 (2005 - R$609,065) and the residual value received in advance from these lessees amounts to R$893,856 (2005 - R$347,421), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2006, the insurance coverage on properties and other assets in use totaled R$1,184,202 (2005 - R$1,201,513) in Consolidated.

(c) The effect of accelerated amortization of goodwill, as well the extraordinary provisions constituted in the year are described bellows:

Consolidated
Accelerated amortization of goodwill (Note 9 (b))	(463,793)
Tax effects	157,746
Provision for credit losses	(49,500)
Provision for labor and tax litigation	(107,947)
Minority interest	4,165
Total effects	(459,329)

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 2007

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer